Exhibit 4.3

DESCRIPTION OF SERVICESOURCE INTERNATIONAL, INC.’S SECURITIES
The following is a description of ServiceSource International, Inc. (the “Company,” “we,” “us,” or “our”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, and does not purport to be complete. For a complete description of the terms and provisions of such securities, refer to our Certificate of Incorporation and Amended and Restated Bylaws (“Bylaws”), each of which is included as an exhibit to the annual report on Form 10-K of which this exhibit is a part. This summary is qualified in its entirety by reference to these documents.
Authorized Capital Stock
Our authorized capital stock consists of 1,020,000,000 shares, with a par value of $0.0001 per share, of which:

●	1,000,000,000 shares are designated as common stock; and
●	20,000,000 shares are designated as preferred stock.
As of January 31, 2020, we had outstanding 94,881,740 shares of common stock, held of record by 60 stockholders, and no shares of preferred stock were outstanding.
Common Stock
The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our Board of Directors out of assets legally available therefor. In the event that we liquidate, dissolve or wind up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.
Preferred Stock
Pursuant to our Certificate of Incorporation, our Board of Directors has the authority, without further action by our stockholders, to issue from time to time up to 20,000,000 shares of preferred stock in one or more series. Our Board of Directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We currently have no plans to issue any shares of preferred stock.
Anti-Takeover Effects of Delaware General Corporation Law and Our Certificate of Incorporation and Bylaws
Our Certificate of Incorporation and our Bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Delaware Law, which are referred to below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of potentially discouraging a proposal to acquire us.
Size of Board, Vacancies, Removal and Reelection. Subject to the rights of the holders of any series of preferred stock or series of other classes of stock then outstanding, the Certificate of Incorporation and Bylaws provide that the total number of directors constituting the entire Board of Directors shall be not less than one (1), with the then-authorized number of directors being fixed from time to time exclusively by the Board of Directors. Subject to the special rights of the holders of any series of preferred stock or other classes of stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director so chosen shall hold office until the next election of directors and until his or her successor shall be elected and qualified. Prior to any meeting of stockholders at which directors will be elected, each director nominee up for reelection shall submit a resignation of his or her directorship to the Board of Directors. The resignation becomes effective only if the director fails to receive a sufficient number of votes for reelection at the meeting of stockholders and the Board of Directors accepts the resignation.
Undesignated Preferred Stock. As discussed above, our Board of Directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of our Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our Company.
Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our Certificate of Incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws.
In addition, our Bylaws provide that special meetings of the stockholders may be called only by the chairperson of the Board, the Chief Executive Officer or our Board of Directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.
No Cumulative Voting. Our Certificate of Incorporation and Bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our Board of Directors as such stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our Board of Directors to influence our Board of Director’s decisions regarding a takeover or otherwise.
Amendment of Charter Provisions. The amendment of the above provisions of our Certificate of Incorporation and Bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.
Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	The transaction is approved by our Board of Directors prior to the date the interested stockholder obtained such status;
●
Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

●
At or subsequent to the date of the transaction, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.
The provisions of Delaware law and our Certificate of Incorporation and Bylaws, could have the effect of discouraging others from attempting unsolicited takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored unsolicited takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that our stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar
The transfer agent and registrar for our common stock is EQ Shareowner Services. The transfer agent’s address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, Minnesota 55120, and its telephone number is (800) 468-9716.
Listing
Our common stock is traded on The Nasdaq Stock Market LLC under the symbol “SREV.”

3